STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
SOMEBOX, INC.

SOMEBOX, INC. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, by its officer named below, does hereby certify as follows:

FIRST: That by unanimous written action fo the Board of Directors of the Corporation, resolutions were adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

> **RESOLVED,** that the Certificate of Incorporation of the Corporation be amended by changing Article FIRST thereof so that, as amended, said Article shall read in its entirety as follows:
>
> > **FIRST:** The name of the Corporation (hereinafter called the "Corporation") is BOXWOODS, INC.

SECOND: That thereafter, in accordance with Section 228 of the General Corporation Law of the State of Delaware, pursuant to written action of shareholders holding a majority in interest of the outstanding shares of Common Stock of the Corporation, which represent more than the shares necessary to adopt such resolution by the shareholders of the Corporation, such amendment was adopted by the shareholders of the Corporation.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said Corporation shall not be reduced under of by reason of said amendment.

IN WITNESS WHEREOF, said Corporation has caused this Certificate to be signed this 3rd day of October, 2006 by its authorized officer.

By: ______________________
Richard Rosenblum, President